VIA EDGAR

February 27, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: James McNamara

Re:	Peak Bio, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-268801

Dear Mr. McNamara,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Peak Bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 1, 2023, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, DLA Piper LLP (US) by calling Scott A. Cowan at (973) 520-2554.

If you have any questions regarding this request, please contact Scott A. Cowan of DLA Piper LLP (US) at (973) 520-2554.

Sincerely,

PEAK BIO, INC.

/s/ Stephen LaMond
Stephen LaMond
Interim Chief Executive Officer

cc:	Andrew P. Gilbert, DLA Piper LLP (US)

Scott A. Cowan, DLA Piper LLP (US)